

Mail Stop 3720

April 13, 2011

U.S. Mail and Fax (858-658-2500)
Mr. William E. Keitel
Executive Vice President and Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

> **Re:** **QUALCOMM Incorporated**
> **Form 10-K for the fiscal year ended September 26, 2010**
> **Filed November 13, 2010**
> **File No. 0-19528**

Dear Mr. Keitel:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director